

April 20, 2012

Via E-mail
Mr. R. Todd Joyce
Chief Financial Officer
Watson Pharmaceuticals, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054

> **Re: Watson Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **Form 8-K Dated February 14, 2012**
> **Filed February 14, 2012**
> **File No. 001-13305**

Dear Mr. Joyce:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any information you provide in response to a comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

1. We note that you have entered into exclusive agreements with Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Pfizer, Inc. to market the authorized generic versions of Concerta and Lipitor. We also note that under your MD&A section you disclosed a 44% increase in revenue from your Global Generics segment in 2011 and note that this increase is "primarily attributable" to the May 2011 launch of the authorized generic version of Concerta and the November 2011 launch of the authorized generic version of Lipitor. As such, your exclusive agreements with Ortho-McNeil-Janssen and Pfizer appear to be material contracts upon which you are substantially dependent. Please file these agreements as exhibits to your filing as required under Item 601(b)(10)(ii)(B) of Regulation S-K or provide an analysis as to why these agreements are not required to be filed as exhibits. In addition, please revise your disclosure to describe the material terms

of each agreement including, as applicable, the profit sharing provisions, termination provisions, and duration of the agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2011 Compared to 2010, page 48

2. Please provide us proposed revised disclosure analyzing changes in net revenues by segment to be included in future filings that quantifies the impact of price changes separately from volume changes. Please see Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 58

3. Please provide us proposed revised Working Capital Position or Cash Flows from Operations disclosure to be included in future filings that discusses the apparent deterioration in accounts receivable and the potential impact on liquidity. In this regard, your accounts receivable balance at the end of 2011 more than doubled from your 2010 balance while revenues have not doubled. Based on fourth quarter net revenues reported in your supplementary data on page F-53, it appears that your days sales outstanding calculated on a net basis have deteriorated from approximately 53 days at December 31, 2010 to approximately 68 days at December 31, 2011.

Critical Accounting Estimates
Revenue and Provision for Sales Returns and Allowances, page 62

4. Based on the rollforward information in the table on page F-13, it appears that your provision for chargebacks has declined from 25.2% of gross revenue in 2009 to 20.3% in 2010 and 17.6% in 2011. It also appears that your provision for rebates has increased from 9.0% of gross revenue in 2009 to 13.0% in 2010 and 15.0% in 2011. Please provide us proposed discussions to be included in future periodic filings that explains the reasons for these trends and indicates whether you expect them to continue.

Signatures, page 75

5. We note that your Form 10-K is not signed by an individual identified as either your controller or principal accounting officer as required by General Instruction D to Form 10-K. Please amend your filing to include the signature of your controller or principal accounting officer. In the alternative, if your Form 10-K was already signed by an individual acting in either of these capacities, please confirm that you will indicate this additional capacity in the signature block for this individual in future filings.

Notes to Consolidated Financial Statements
Note 4 – Acquisitions and Divestitures, page F-17

6. Please provide us proposed revised disclosure to be included in future filings that:
   - Indicates that your business acquisitions after 2008 were accounted for under the acquisition method, not the purchase method, as indicated in ASC 805-10-05-4.

- Removes reference to the allocation of the purchase price. Under ASC 805, assets acquired and liabilities assumed are generally recorded at their fair values. The determination of a purchase price and its allocation to the indentified net assets acquired was a construct of the purchase method under APB 16 and SFAS 141.

Note 16 – Commitments and Contingencies, page F-41
Legal Matters, page F-41

7. Regarding your disclosures for legal matters, you indicate that you "…accrue for liabilities when losses are probable and reasonably estimable." Consistent with ASC 450-20-50-4 your disclosures should include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please provide us with disclosures to be included in future filings in accordance with the literature cited.

Form 8-K filed February 14, 2012
Exhibit 99.2
Exhibit 99.3

8. In these exhibits you present entire statements of operations to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney at (202) 551-3674 or Brian Pitko, Staff Attorney at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant